FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 9, 2004
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit      Date                         Description of Exhibit
   -------      ----                         ----------------------

      1       6/9/2004       CONVOCATION NOTICE OF
                             THE 12th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                             ---English Translation---

CAUTIONARY NOTES

This document is the English translation of the "Convocation notice of the 12th ordinary general meeting of shareholders"("Dai ju-nikai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. ("IIJ" or "the Company") to be held on June 24, 2004.

Note 1: This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors . Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F/A dated October 8, 2003 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2: This document has been prepared pursuant to the requirements of the Commercial Code of Japan. Financial Statements have been prepared in accordance with generally accepted accounting principles in Japan, which differ in certain respects from generally accepted accounting principles in the United States. Also, Financial Statements included in this document are unconsolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3: The ADRs holders shall instruct The Bank of New York to exercise its voting right represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares. This means they may not be able to exercise any voting right for IIJ and attend the ordinary general meeting of shareholders of IIJ.

[English Translation]

                                                                    June 9, 2004
TO OUR SHAREHOLDERS:
Koichi Suzuki
Representative Director
Internet Initiative Japan Inc.
1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan


                              CONVOCATION NOTICE OF
                THE 12th ORDINARY GENERAL MEETING OF SHAREHOLDERS


         You are hereby requested to attend the 12th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("IIJ" or "the Company",) which is to be held as outlined below.
         In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the power of attorney by indicating whether you agree to the proposals under each agendum and affixing your seal thereto.


1.                Date and time: 1:00 p.m., June 24, 2004 (Thursday)

2. Place: Conference Room on the 17th floor at the office of the Company Jinbocho Mitsui Bldg. 1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

3.                Agenda of the meeting:


Subjects to be reported:

Reports on the business report, balance sheet and income statement of the 12th fiscal year (from April 1, 2003 to March 31, 2004)

Subjects to be resolved:

   Item 1:  Approval of disposal of losses for the 12th fiscal year

   Item 2:  Amendments to the Articles of Incorporation
    (As described in the attached " Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy".)

   Item 3:  Election of five directors

   Item 4:  Election of three statutory auditors


                                                             - End -

                                                         (Attachment)

Business Report for the 12th Fiscal Year (For April 1, 2003 to March 31, 2004)
------------------------------------------------------------------------------
1.       Summary of Business
----------------------------
(1)History and Results of Business
Japan's economy saw a welcome rebound gathering momentum throughout the second half of this period as concerns about the stock market and the Iraq war from the first half faded and were followed by a improvement in the stock markets and corporate performance. Economic indicators for real GDP in Japan improved in the third quarter and continued to climb in the fourth quarter. Capital expenditures in the private sector are recovering, and our operating environment continues to improve.

The struggle for high-end customers and competition between telecommunications carriers has increased. As the use of broadband technology spreads, corporations and other with multiple locations are building advanced information network systems that adopt new approaches like our Internet VPN services, which is creating a new demand. The mid to long-term prospects for data communications are considered favorable according to the growth of BtoC businesses such as online trading and e-commerce, BtoB businesses exemplified by e-procurement, and computerization of government administration as a step towards e-government.

Under this business environment, IIJ is working with others in the IIJ
Group to continually develop and offer advanced services. We have provided a mix of value-added services to become a total solutions provider for corporations and government bodies in order to increase revenues from existing customers as well as develop new customer bases.

Crosswave Communications, Inc., which was formerly an equity method investee of IIJ, filed for corporate reorganization in August 2003, which had a negative impact over financial aspects and business development of us. Crosswave was a communications carrier formed as a joint venture among Toyota Motor Corporation, Sony Corporation and us in 1998. providing wide-area LANs and other communications services to its customers, and eventually became the largest network infrastructure supplier to IIJ. The financial impact over IIJ by Crosswave's corporate reorganization proceedings resulted in loss of 11,041 million yen in total (using Japanese accounting rules) during this period through loss on valuation of shares, allowances, and other items. We covered such financial impact from Crosswave by the issuance of new shares amounting to approximately 12,000 million yen through third party allocation to NTT Group (Nippon Telegraph and Telephone Corporation, NTT Communications Corporation), Itochu Corporation, Sumitomo Corporation and others in September 2003. Our growth strategy involves modifying the business and technology divisions into a more solution-oriented operation that responds better to customer needs, and putting our effort into providing those solutions with the whole company working as a team. Crosswave's operations were taken over by NTT Communications in a business transfer in December 2003, and we acknowledged that our network infrastructure operations will not experienced any material impact by this.

In respect of the status each service in this fiscal year, sales of our primary services, Internet access and value-added services, were almost flat this period. Our primary service for corporate customers is the full-spec Internet access service, and while the number of customers and the amount of bandwidth provided have increased in this service, unit prices continue to fall, and total income from this service did not grow. We saw continuing migration from our packaged corporate Internet access services to our lower-priced FLET's access services. Income continued to decline from Internet access services for individuals, such as IIJ4U. However, sales rose steadily in the OEM services for broadband access providers, data center services, and the value-added services such as security services and e-mail services. This made up for the decline in Internet access service sales over all. We have also seen steady growth in the number of multi-site customers taking advantage of our bundled solutions for corporate information network systems, which combines Internet access with an Internet VPN service and the SEIL router developed by us. Since providing these access services for multi-site corporations utilize our existing high-volume nationwide network infrastructure and does not require additional capital expenditures, we expect an improved capacity utilization ratio.

IIJ's systems integration services are provided in partnership with IIJ Technology, Inc., our subsidiary, and the Internet connectivity and value-added services for corporations and government organizations are augmented with system design, construction, operation and other services. While we saw increased orders in the last half of this period as the economy picked up, a floundering stock market kept down corporate IT investments in the first half period, and sales for the entire period were down over all. However, the maintenance and operation outsourcing service provided in partnership with IIJ Technology has provided a stable source of sales that contributed to continuous growth this period. In addition, IIJ consulting services have been growing steadily, and they are expected to contribute to sales in the coming fiscal year and thereafter.

In addition to equipment sales to systems integration customers, we have been promoting sales of the SEIL router as a way of getting the most out of the Internet connectivity services. This fiscal year we decreased sales of low-margin equipment, and overall sales declined as a result.

Financial statements for this year showed an 8.7% decrease in total sales to 31,199 million yen which is a result of reduced systems integration and equipment sales. Operating income was better compared with the prior year because of the effort to reduce network costs, but as a result of the disposal of the loss on accounts receivables from Crosswave, IIJ ended the year with a deficit of 868 million yen, a decrease of 37.2% from FY 2003. Ordinary income showed a deficit of 1,160 million yen, a decrease of 48.9% from FY2003 due to the decrease of foreign exchange loss and others. Despite the profits from the sale of long-term securities, we recorded a net loss of 11,120 million yen, a decrease of 19.2% from FY 2003, after adding in the losses related to Crosswave.

(2) Tasks to be addressed by the Company
Our priority in the coming fiscal year will be to improve earnings and get firmly on track to restoring profitability. To continue to expand and reinforce our business foundations, we will strive to provide our customers with highly competitive solutions. The immediate objectives necessary to achieve these goals are listed below.

a. Securing the profit base
In the coming fiscal year, we will firm up our profit base by continuing to reduce costs associated with the network backbone and circuit acquisition as well as network costs associated with the network operations center. It will also be important to increase gross profits by increasing revenues from Internet connectivity and value-added services, and from systems integration, and by improving the capacity utilization ratio. In particular, to increase revenues from Internet connectivity services, we will intend to capture the information network systems business of customers using one of IIJ's many network services, like data center services and the Internet VPN service, and offer network systems to other carriers via our OEM services.

b. Providing competitive solutions
In response to the increased functionality and efficiency of networks in corporate information systems, we will endeavor to provide solution services designed for corporate information network systems. We will be able to use our technological advantages in this sector as one of Japan's largest network operation and management companies with the capacity to provide highly competitive services. Our network integration division established last year has acquired several more customer locations using efficient connectivity solutions that combine the FLET's Internet connectivity service with the SEIL router and Internet VPN service. In the coming fiscal year, we will restruct the organization of the company, starting with the introduction of solution services, and at the same time offering a wide range of services, including Internet VPN, VoIP, SEIL and the network service operating system SEIL Management Framework, wireless LAN, and solutions necessary to build corporate information network systems, like disaster recovery services.

c. Providing solutions through IIJ Group Partnerships
In order to respond quickly to the diverse needs of our customers, we need to strengthen cooperation within the IIJ Group on service development and sales operations to provide total network solutions to our customers and to enhance our presence in the market. We need to offer combinations of services and packages that optimize the use of all the network services offered by the IIJ Group, and we have to build and expand our operations to be able to take on large-scale outsourcing projects. Through these partnerships, we hope to grow over all sales in Internet connectivity and value-added services as well as systems integration. Next fiscal year we will intend to enhance our systems integration capabilities by working closer with IIJ Technology, and strengthen our capacity to respond to the quickly growing market segment of large-scale outsourcing projects by working closer with Net Care, Inc, our subsidiary.

In meeting these challenges, we continue to make every effort to develop our business in a manner that may meet the expectations of our shareholders, and we sincerely hope that we can count on your continued support to this end.
(3)Operating results and changes in properties

                                                                                                        (Thousands of Yen)
                                    9th Fiscal Year      10th Fiscal Year      11th Fiscal Year      12th Fiscal Year
                                       FY 2000               FY 2001               FY 2002               FY 2003
Sales                                       26,944,586            32,044,785            34,188,460            31,198,882
Ordinary loss                                  673,494               560,025             2,272,580             1,160,249
Net loss                                     1,897,001             1,169,894            13,765,686            11,119,956
Net loss per share                        84,386.18yen          52,041.54yen         612,352.62yen         350,136.34yen
Total assets                                46,786,758            42,729,183            29,930,475            33,487,342
Net assets                                  17,540,405            14,497,585              -452,748             4,922,498
Net assets per share                     780,267.14yen         644,910.39yen         -20,140.05yen         128,323.72yen

(Notes)

(a) Net assets per share are calculated based on the number of outstanding shares as of the balance sheet dates. Net loss per share is calculated based on the average number of outstanding shares during the fiscal year from the 11th fiscal year. There are no changes with net loss per share of the 9th and the 10th fiscal year.

(b) The significant increase in net losses and the considerable decrease in total assets and net assets in the 11th fiscal year stemmed mainly from impairment losses on investments in Crosswave Communications (11,171,154 thousand yen), which is formerly an equity method investee of IIJ.

(c) The detailed descriptions of the business for the 12th fiscal year are as set forth in "(1) History and Results of Business".

 (4)     Business combination

(a)   Significant affiliates

      Name of company               Capital           Share-holding ratio                 Primary business
IIJ Technology Inc.             1,700,000,000yen             64.1%        Network integration services
IIJ America Inc.                  USD2,530,000               96.9%        Internet access services in the U.S.

(Note) The ratio of voting rights to IIJ America Inc. includes indirectly owned shares.

(b)  Process of business combination
     Not applicable

(c)  Results of business combination
     For this fiscal year, we have four consolidated subsidiaries, consisting of IIJ Technology Inc., IIJ Media Communications Inc., IIJ America Inc. and Net Care, Inc. The number of companies accounted for under the equity method was eight at the end of the previous fiscal year, but declined to five as at the end of this fiscal year after three applied for reorganization proceedings under the Corporate Reorganization Law of Japan or were dissolved. Consolidated total revenues in accordance with generally accepted accounting in the United States was 38,779,462 thousand yen, a decrease of 11.9% from FY2002, consolidated net loss was 105,139 thousand yen, a significant decrease of 99.4% from FY2002.


(d)  Other significant results of business combination
     Since Nippon Telegraph and Telephone Corporation (NTT) owns 31.6% of our voting rights(including those owned indirectly), we are an equity-method investee of NTT.

 (5)     Capital spending
During this fiscal year, we invested in the implementation of update of communications equipment, development of customer-based system. In conjunction with our move to a new headquarters, we invested in new office electrical and air conditioning systems. The total capital spending during this fiscal year was 1,186,821 thousand yen.

(6)     Financing
  During the fiscal year, we completed a private placement in June 2003 for an aggregate amount of 1,365,423 thousand yen (418,200 yen per share) and another in September 2003 for an aggregate amount of 12,000,650 thousand yen (951,300 yen per share). We used 1,400,000 thousand yen to repay long-term borrowings, 400,000 thousand yen of which was refinanced. We raised 1,000,495 thousand yen in short-term borrowings, and repaid 200,000 thousand yen.

2. Summary of the Company (as of March 31, 2004)
-------------------------------------------------
(1) Main businesses

To provide Internet access services
To provide Network integrations and data center services

(2) Main offices

           Name                                 Address                                           Functions
 Head office              Chiyoda-ku, Tokyo                                   Head office functions, supervision of Kanto region
Kansai Branch Office      Osaka-shi, Osaka-fu                                 Supervision of Kansai region
Nagoya Branch Office      Nagoya-shi, Aichi Prefecture                        Supervision of Tokai region
Sapporo Branch            Sapporo-shi, Hokkaido                               Supervision of Hokkaido region
Hokuriku Branch           Toyama-shi, Toyama Prefecture                       Supervision of Hokuriku region
Chushikoku Branch         Hiroshima-shi, Hiroshima Prefecture                 Supervision of Chugoku and Shikoku region
Kyushu Branch             Fukuoka-shi, Fukuoka Prefecture                     Supervision of Kyushu region
Tohoku Branch             Sendai-shi, Miyagi Prefecture                       Supervision of Tohoku region
Okinawa Branch            Naha-shi, Okinawa Prefecture                        Sales Office of Okinawa region
Toyota Branch             Toyota-shi, Aichi Prefecture                        Sales Office of Toyota region


(3) Shares
1. Number of total shares issued: 75,520 shares
2. Number of total shares outstanding: 38,360 shares
    Increase of number of total shares outstanding during this period
    Private placement to third parties as of June 27, 2003: 3,265 shares Private placement to third parties as of September 17, 2003: 12,615 shares
3. Number of shareholders as of the balance sheet date:   103

4. Major shareholders:

                      Shareholder name                         Investment in the Company     Investment by the Company
                                                                                                in each shareholder
                                                              Number of shares    Ratio of     Number of      Ratio of
                                                                    held           voting     shares held      voting
                                                                                   rights                      rights
Nippon Telegraph and Telephone Corporation                         10,095 shares      26.32%
Depositary Nominee Incorporated                                     7,263 shares      18.93%
Sumitomo Corporation                                                2,107 shares       5.49%
Itochu Corporation                                                  2,086 shares       5.44%
NTT Communications Corporation                                      2,040 shares       5.32%
Koichi Suzuki                                                       1,667 shares       4.35%
JAFCO Co., Ltd.                                                     1,520 shares       3.96%
NIF Ventures Co., Ltd.                                              1,510 shares       3.94%
The Dai-ichi  Mutual Life Insurance Company                         1,273 shares       3.32%
Mizuho Corporate Bank, Ltd.                                           712 shares       1.86%

(4) Stock Acquisition Rights
Stock options which we have issued pursuant to Article 280-19, Paragraph 1 of the former Commercial Code are described in notes of the balance sheet.

(5) Employees

        Category          Number of employees        Annual change            Average age       Average years of service
          Male                               315                     +20                    32.2                     4.3
         Female                              100                     +17                    31.2                     3.8
         Total                               415                     +37                    31.9                     4.2

(Notes)
(a) The above figures do not include 15 staff members seconded from other companies.
(b) The above figures do not include 96 employees seconded by the Company to other companies.

(6) Main sources of borrowings

                      Source                                    Outstanding borrowings   Number of the company's shares
                                                                   (Thousands of Yen)   and equity stakes held by sources

                                                                                      Number of shares     Ratio of
                                                                                            held         voting rights
Mizuho Corporate Bank, Ltd.                                                 3,059,093         712 shares           1.9%
UFJ Bank Limited                                                            2,800,000         686 shares           1.8%
Sumitomo Mitsui Banking Corporation                                         1,860,000         606 shares           1.6%
The Mitsubishi Trust & Banking Corp.                                          495,000           9 shares           0.0%


(7) Directors and statutory auditors

        Position in the company                     Name                       Assignment or main occupation
President & Representative Director     Koichi Suzuki
Managing Director                       Toshiya Asaba               General Manager of Solution Department
Managing Director                       Hideshi Hojo                General Manager of Sales Department
Director                                Yasuhiro Nishi              General Manager of  Administrative Department
Director                                Kazumasa Utashiro           Manager of Enterprise Information System Division
Director                                Takamichi Miyoshi           Manager of Strategy Planning Division
Standing Statutory Auditor              Hideki Matsushita
Statutory Auditor *                     Bumpei Katayama              General Manager of Information and
                                                                    Telecommunication Division of Sumitomo Corporation
Statutory Auditor *                     Yoshihiko Habe              Deputy Chief Operating Officer at Information
                                                                    Technology & Telecommunication Div. and General
                                                                    Manager at IT & Telecommunication Business Dept.,
                                                                    Aerospace, Electronics & Multimedia Company, Itochu
                                                                    Corporation

* Outside statutory auditors pursuant to Article 18, Paragraph 1 of the Law for Special Provisions to Commercial Code concerning Audits, Etc. of kabushiki-Kaisha.
Directors and statutory auditors who assumed offices during the year under review are as follows:
                                                Date of
         Title                Name              Assumption of Office
         --------             --------------    ---------------
         Statutory Auditor    Yoshihiko Habe    June 27, 2003

Directors and statutory auditors who resigned from their offices during the year under review are as follows:
                                                Date of
         Title                Name              Retirement of Office
         --------             --------------    --------------------
         Statutory Auditor    Hiroo Inoue       June 27, 2003
         Director             Akio Onishi       August 20, 2003

(8)The compensation and other fees paid for services performed to directors and statutory auditors are as follows:

       Classification                 Directors               Statutory auditors                 Total             Notes
                             Number          Amount      Number          Amount         Number          Amount
Compensation   based on the
articles of  incorporation or 7            133,729 thousand  1         9,750 thousand yen   8           143,479 thousand
the    resolution    of   the                         yen                                                      yen
general       meeting      of
shareholders


Notes

(1) The limit on compensation to directors as approved by shareholders at the ordinary general meeting of shareholders on June 15, 1999 is 300,000 thousand yen a year in total.

(2) The limit on compensation to statutory auditors as approved by shareholders at the ordinary general meeting of shareholders on June 16, 1995 is 100,000 thousand yen a year in total.

(3) The number of directors as of the end of the fiscal year was six. The number of statutory auditors as of the end of this fiscal year was three, two of whom were not paid any compensation in this fiscal year.

3. Significant Event, Which Occurred after the Company's Balance Sheet Date, regarding the Conditions of the Company (Subsequent Event)

(1) On March 11, 2004, the board of directors of the Company adopted a resolution to subscribe a part of new shares issued by IIJ Technology Inc. (IIJ-Tech), our subsidiary, through third party allocation in order to increase its working capital etc. On April 26, 2004, IIJ-Tech completed the payment as set forth below:

Class and number of shares to be issued: Common shares 10,000
Price per share: JPY 100,000
Number of common stock to be issued to IIJ : 8,500(500 shares will be transferred to an employee stock holding after its establishment)
Date for payment: April 26, 2004

         IIJ's ratio of voting rights to IIJ-Tech increased to 67.7% from 64.1% as a result of the transaction.

(2) On April 28, 2004, the board of directors of the Company adopted a resolution to repurchase and cancel a portion of its convertible notes to reduce annual coupon payments as set forth below:

Maximum principal amount of convertible notes to be repurchased and cancelled: JPY 2 billion
Maximum price per notes to be purchased: 100.5
Purchase period of notes: June 30, 2004

Based on the resolution, on April 30, 2004 we purchased our convertible notes with a face value of 744 million yen for 745.88 million yen (a price of 100.2).

The aforementioned unit figures are rounded to the nearest 1,000 yen.

The Financial Statements presented herein are translation of the originals, which were prepared in accordance with the accounting principles generally accepted in Japan, and unconsolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.



    Internet Initiative Japan Inc.
    -----------------------------

                                                         Balance Sheet
                                                     As of March 31, 2004

  -------------------------------------------------------------------------------------------------------------------
                          Assets                                                 Liabilities
  -------------------------------------------------------------------------------------------------------------------

              Item                          Amount                  Item                             Amount
  -------------------------------------------------------------------------------------------------------------------
                                thousand of Japanese yen                                 thousand of Japanese yen
  [Current assets]                    [     18,239,294 ]  [Current liabilities]           [     23,659,117     ]

    Cash                                    11,014,271     Accounts payable                       3,338,530

    Accounts receivable                      6,508,255     Short-term borrowings                  4,814,093

    Securities                                 100,001     Current portion of
                                                             long-term debt                       1,400,000

    Inventories                                            Current portion of
                                                18,227       convertible notes                   11,832,000

    Work in process                              1,893     Accounts payable-other                 2,000,467

    Supplies                                    30,598     Income taxes payable                      14,854

    Prepaid expenses                                       Consumption tax
                                               241,466       payable                                 73,589
    Accounts receivable -
     other                                     270,520     Advance received                          20,964

    Short-term loans
     receivable                                 71,208    Deposits received                          41,502

    Other current assets                                   Other current
                                                55,454      liabilities                             123,118
    Allowance for doubtful
     accounts                                  -72,599     [ Long-term liabilities]          [    4,905,727    ]

  [Non-current assets]                [     15,172,207 ]   Long-term borrowings                   2,000,000

  [Tangible non-current                                    Long-term accounts
   assets]                            [        821,450 ]     payable                                325,476

    Leasehold improvements                     736,434     Accrued retirement and
                                                             pension cost                            46,609

    Data Communication equipment and                       Deferred tax
     office equipment                          691,141      liabilities                           2,533,642

    Accumulated depreciation                  -606,125
                                                         ------------------------------------------------------------
  (Intangible non-current
   assets)                            [      2,148,146 ]   Total liabilities                      28,564,844
                                                         ------------------------------------------------------------
    Telephone rights                           147,576
                                                         ------------------------------------------------------------
    Software                                 2,000,570                        Shareholders' equity
                                                         ------------------------------------------------------------
  (Investments and other
   assets)                            [   12,202,611  ]

    Investments in equity
     securities                              7,377,830   [Common stock]                    [    13,765,372  ]

    Affiliates' stock                        2,334,626

    Investments in
     partnerships                              571,034    [Legal reserve]                   [    18,911,933 ]

    Long-term prepaid                                      Additional Paid-in
     Expenses                                   13,071      capital                              18,911,933

    Guarantee deposits                       1,901,498

    Other investments                        6,945,563   [Accumulated deficit]             [    -31,446,330 ]

    Allowance for doubtful                                 Undisposed deficit for
     accounts                               -6,941,011      the current period                  -31,446,330

  [deferred asset]                    [        75,841 ]  [Accumulated other
                                                          comprehensive income]             [     3,691,523 ]
                                                            Unrealized gain on
                                                           available-for-sale
    New share issuing expense                  75,841           securities                        3,691,523

                                                         ------------------------------------------------------------
                                                           Total shareholders'
                                                            equity                                4,922,498
  -------------------------------------------------------------------------------------------------------------------
    Total assets                                           Total liabilities and
                                            33,487,342      shareholders' equity                 33,487,342
  -------------------------------------------------------------------------------------------------------------------




 Internet Initiative Japan  Inc.
 -------------------------------

                                        Income Statement
                              From April 1, 2003 to March 31, 2004

 ---------------------------------------------------------------------------------------------------
                                Item                                             Amount
 ---------------------------------------------------------------------------------------------------
                                                                                       thousand of
                                                                                       Japanese yen
    [Ordinary Items]
      [Operationg income and loss]

 [Total revenues]                                                                        31,198,882

 [Total costs]                                                                           28,266,615
                                                                                  ------------------
                               Total cost of revenues                                     2,932,267


 [Total costs and expenses]                                                               3,800,578
                                                                                  ------------------

                               Operating income(loss)                                      -868,311

         (Non-operating income and  expenses)

 [Non-operating income]

   Interest and dividends
    income                                                                124,811

   Commissions received                                                   142,177

   Other non-operating income                                              55,524           322,512
                                                                   ---------------------------------

 [Non-operating expenses]

   Interest expense                                                       148,891

   Interest expense on
    convertible notes                                                     238,643

   Exchange loss                                                            4,660

   Stock issue expense                                                     37,920

   Provision for allowance
    for doubtful accounts                                                  53,876

   Bad debt loss                                                           74,366

   Other non-operating
    expenses                                                               56,094           614,450
                                                                   ---------------------------------

                               Ordinary loss                                             -1,160,249

   (Extraordinary items)

 [Extraordinary income]

   Gain on sales of
    investments in securities                                           1,653,829

   Gain on purchase and
    cancellation of
    convertible notes                                                     120,540         1,774,369
                                                                   ---------------------------------
 [Extraordinary loss]

   Cost of relocation of the
    head office                                                            91,436

   Loss on disposal of
    property and equipment                                                 95,406

   Impairment loss on
    investment in equity
    securities                                                            215,112

   Loss on sales of
    investments in securities                                               2,289

   Loss on valuation of golf
    club memberships                                                       19,967

   Impairment loss on
    affiliates' stock                                                  11,294,978        11,719,188
                                                                   ---------------------------------

                               Income(loss) before income
                                taxes(benefit)                                          -11,105,068

                               Income taxes expense(benefit)                                 14,888
                                                                                  ------------------

                               Net loss                                                 -11,119,956

                               Deficit brought forward                                  -20,326,374
                                                                                  ------------------

                               Undisposed deficit for the
                                current period                                          -31,446,330
 ---------------------------------------------------------------------------------------------------


1. Significant accounting policies
----------------------------------
(1)  Valuation standards and methods for securities

Shares of subsidiaries and affiliates: stated at cost based on the moving average method.

Other securities: Securities whose market prices are quoted: market value method based on the market price, etc. as of the end of the fiscal term (all of the variances resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)

Securities whose market prices are not quoted: stated at cost based on the moving average method.

(2) Valuation standards and methods for derivatives and others: market value method, in principle.

(3)  Valuation standards and methods for inventories

Merchandise and supplies: stated at cost based on the moving average method.

Work-in-process: specific-order cost method.

(4)  Depreciation methods used for non-current assets

Tangible non-current assets: declining balance method.

The depreciable asset whose acquisition value is 100,000 yen or more but less than 200,000yen is depreciated in equal installments over three years.

The numbers of useful years of main depreciable assets are as specified below:

         Leasehold improvements:                              8-15 years

         Data communication equipment and office equipment:   3-15 years

Intangible non-current assets: straight line method.

The software used by the Company is depreciated over the number of useful years for internal use, i.e., five years.

(5)  Lease transactions

Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(6)  Deferred assets

Issue cost for new shares: amortized in equal installments over three years.

(7) Basis for recording of allowances
Allowance for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits. Such allowance is based on the anticipated uncorrectable amount after assessment of likelihood of non-payment of individual credit.
Allowance for employees' retirement benefits: To prepare for payments of retirement benefits to employees, an allowance is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(8) Accounting for important hedging transactions
The Company uses interest swaps in order to hedge the risk of fluctuation of the interest rate on loans payable, pursuant to the internal rules prescribing the authorities and maximum transaction volumes, etc. concerning derivative transactions.
Since the accounting for interest swaps is processed according to special tax treatment, the evaluation of the validity is omitted.

(9) Consumption tax, etc.
Consumption tax is separately recorded.

2. Notes to balance sheet and income statement
----------------------------------------------
(1)  Monetary claims and liabilities to subsidiaries

     Short-term monetary claims:  395,898 thousand yen

     Short-term monetary liabilities: 1,886,184 thousand yen

(2)  Loans pledged as collateral

     Loan to i-Heart, Inc. amount to 51,246 thousand yen, are collateralized by securities, with a market value of 19,868 thousand yen as of the end of the fiscal year.

(3) In addition to the non-current assets recorded on the balance sheet, electronic office equipment, modems, routers, terminal adapters and others. are used under lease contracts.

(4)  Asset provided as security

     Deposit in an amount of 1,705,036 thousand yen

(5) Liabilities for guarantee Outstanding liabilities for guarantees: 28,944 thousand yen (274 thousand in U.S. dollars)

(6) Stock Options under Article 280-19, Paragraph 1 of the Commercial Code

           Date of resolution of the general meeting of   April 7, 2000                 June 27, 2001
                           shareholders
           Class of shares to be issued                   Common stock                    Common stock
           Stock Options outstanding                              2,650,186 thousand yen          618,728 thousand yen
           Issue price                                                    10,817,086 yen                 1,672,239 yen

(7) The increase in net assets, based on market value calculated in accordance with Paragraph 3 of Article 124 of the Enforcement Regulation of the Commercial Code: 3,691,523 thousand yen.

(8)  Amount of deficit in capital: 446,330 thousand yen

(9)  Net loss per share: 350,136.34 yen

(10) Transactions with affiliates

     Revenues: 887,426 thousand yen

     Purchases: 8,113,034 thousand yen

     Turnover from non-operating transactions: 66,464 thousand yen

(11) Impairment losses on investment securities include 55,000 thousand yen in allowances for doubtful accounts for convertible notes we own.

(12) Breakdown of impairment loss on affiliates' stock

     Breakdown of impairment loss on affiliates' stock is as follows:

      Impairment losses  on investment in equity securities
          Crosswave Communications Inc.                4,131,446 thousand yen
          Asia Internet Holding Co. Ltd.                 273,010 thousand yen
          i-Heart, Inc.                                   65,578 thousand yen
          Net Chart Japan Inc.                            48,713 thousand yen
      Impairment losses  on share acquisition rights
          Crosswave Communications Inc.                   56,250 thousand yen
      Allowances for doubtful loans
          Crosswave Communications Inc.                6,719,981 thousand yen
                                                      -----------------------
      Total                                           11,294,978 thousand yen
                                                      =======================

As a result of Crosswave's filing of a voluntary petition for the commencement of corporate reorganization proceedings in August 2003, we recognized losses for the full value of our investment in Crosswave shares, share acquisition rights, and deposits and advances for Crosswave. Impairment losses were recognized on investments in other subsidiaries because of significant declines in the substantive values of those shares.

(13) Retirement and Pension cost
1. Outline of the current retirement benefit system
         The Company employs, as a defined retirement benefit system, a lump-sum retirement allowance system and a tax-qualified retirement pension plan funded by accumulated internal reserve pursuant to the Regulations for Retirement Benefits. The rate of the retirement benefits funded under the tax-qualified retirement pension plan has reached 70 percent. The Company is a member of Zenkoku Joho Service Sangyo Kosei Nenkin Kikin (JJK: the Japan Information Se rvice Industry Welfare Pension Fund), which pension system adopts such irregular treatment method as provided for in Paragraph 33 of the Guidelines for Retirement Benefit Accounting Practices. The balance of the Company's pension assets as of the end of the current term calculated on the basis of its premium payments in proportion to the balance of the aggregate pension assets of the aforementioned Pension Fund stands at 998,172 thousand yen, while the premiums paid by the Company for the current term is 55,234 thousand yen.

2. Matters concerning retirement benefit obligations (as of March 31, 2004)

                                        (thousand yen)

Retirement benefit obligations:             -816,110
Plan assets:                                 656,443
                                             -------
Unfunded retirement benefit obligations:    -159,667
Expensed portion of the difference resulting
from actuarial computations:                 113,059
                                             -------
Retirement benefit allowance:                -46,608
                                             =======
         (Note: The above figures do not include welfare pension fund.)

3. Matters concerning retirement benefits expenses (from April 1, 2003 to March 31, 2004)

                                        (thousand yen)

Service cost:                                119,374
Interest expense:                              7,971
Projected income from investment:            -11,722
Disposal of cost of difference accrued from
changes in accounting standards:              -3,099
                                              ------
Retirement benefit expenses:                 112,524
                                             =======

Note: The above figures do not include the amount of the premiums paid to the welfare pension fund.

4. Matters concerning the bases for computations of the retirement benefit liabilities, etc.

Allocation method of projected retirement benefit per period:

Fixed amount per period Discount rate:          1.6%
Rate of projected income from investment:        2.0%
Number of years used for amortization of difference resulting from actuarial computations: 14 years

(Differences are amortized and disposed as expenses in the subsequent fiscal terms using the straight line method, for which a certain number of years not exceeding the employees' average remaining service years at the time of the accrual is used.)

(14)  Tax-effect accounting, etc.
1. Breakdown by major causes of deferred tax assets and deferred tax liabilities Deferred tax assets
Loss carried-forward for tax purposes:                  10,416,628 thousand yen
               Allowance for doubtful accounts:          1,448,121 thousand yen
Loss on investments in or loans to affiliates:             523,279 thousand yen
Special contribution to pension fund:                       18,970 thousand yen
Others:                                                     87,678 thousand yen
                                                          ---------------------
Subtotal of deferred tax assets:                        12,494,676 thousand yen
Valuation allowance:                                   -12,494,676 thousand yen
                                                       ========================
Total of deferred tax assets:                                   --
Deferred tax liabilities
         Difference from valuation of other securities:  2,533,642 thousand yen
                                                        -----------------------
Total of deferred tax liabilities:                       2,533,642 thousand yen
                                                        -----------------------
Net amount of deferred tax liabilities:                  2,533,642 thousand yen
                                                         =======================

2. Rough account of difference between statutory effective tax rate and burden ratio of income tax, etc. after adoption of tax effective accounting

Statutory effective tax rate:                           42.0%
(Adjustments):
         Entertainment expense:                         -0.2
Additions to valuation reserves:                       -36.9
Expiration of Loss carried-forward for tax purposes:    -4.9
Others:                                                 -0.1
                                                        ----
Burden ratio of income tax, etc. after adoption of
tax effective accounting:                              -0.1%
                                                        ====

* The aforementioned figures are rounded to the nearest 1,000 in the respective units.

     Internet Initiative Japan Inc.


      The Proposal for Appropriation of Disposition of  Losses


                                                                     (Unit: Yen)
     -------------------------------------------------------- ------------------
                     Description                                    Amount
     -------------------------------------------------------- ------------------

     Undisposed deficit for the current period                   31,446,330,392

     -------------------------------------------------------- ------------------
              The amount above will be appropriated as below.
     -------------------------------------------------------- ------------------

     Deficit carried forward to the next period                  31,446,330,392
     -------------------------------------------------------- ------------------

(TRANSLATION)
                          INDEPENDENT AUDITORS' REPORT
                                                                    May 26, 2004
To the Board of Directors of Internet Initiative Japan Ltd.:

         Tohmatsu & Co.

         Representative Partner,
         Engagement Partner,
         Certified Public Accountant:
         Hitoshi Matsufuji

         Representative Partner,
         Engagement Partner,
         Certified Public Accountant:
         Shuko Shimoe


         Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed disposition of accumulated deficits and the supplementary schedules (with respect to accounting matters only) of Internet Initiative Japan Ltd. for the 11th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

         As a result of our audit, in our opinion,
(1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed disposition of accumulated deficits are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

The subsequent events regarding subscription of new shares issued by the Company's subsidiary and repurchase of its convertible notes are described in the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.



The above represents a translation, for convenience only, of the original report issued in the Japanese language.

                 AUDIT REPORT BY THE BOARD OF STATUTORY AUDITORS
                 ===============================================

                                                                (Certified Copy)

                                  AUDIT REPORT
                                  ------------

The Board of Statutory Auditors of the Company received reports from each of the Statutory Auditors regarding the methods and results of the audit of the performance by the Directors of their duties during the Company's 12th fiscal year, which began on April 1, 2003 and ended on March 31, 2004. Based on our review of and discussions regarding such reports, we hereby report the following:

1. Summary of Auditing Methods Used by Statutory Auditors
         In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Statutory Auditors, each of the Statutory Auditors made inquiries to the Directors, etc., with regard to the results of business, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Also, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.


                  As for transactions made by the Directors which were in competition with the business of the Company, transactions between the Directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the Directors, etc., and conducted detailed examinations of such transactions.

2. Results of Audit

(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Tohmatsu & Co., are appropriate.

(2) We acknowledge that the business report present fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.

(3) We did not find anything that should be specified with respect to the proposal on the disposition of losses in light of the conditions of the assets and liabilities and other circumstances of the Company.

(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.

(5) As for the performance by the Directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation.

                  In addition, we did not discover any breach of duties by the Directors in light of the transactions made by any of the Directors which were in competition with the business of the Company, transactions between any of the Directors and the Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

May 31, 2004

Board of Statutory Auditors
Internet Initiative Japan Inc.

         Standing Statutory Auditor:  Hideki Matsushita     (Seal)
         Statutory Auditor:           Bumpei Katayama  (Seal)
         Statutory Auditor:           Yoshihiko Habe   (Seal)

Note: Two of the Statutory Auditors, Bumpei Katayama and Yoshihiko Habe, are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy
-----------------------------------------------------------------------------

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:
            Internet Initiative Japan Inc.
            Koichi Suzuki, Representative Director

2. Total number of outstanding shares having voting rights: 38,360 shares

3.          Agenda of the meeting and reference matters:

Item 1: Approval of disposal of losses for the 12th fiscal year

The method of disposal of losses for the 12th fiscal year is as stated in the aforementioned document attached hereto.

Item 2: Amendments to the Articles of Incorporation

You are requested to approve amendments to the present Articles of Incorporation as follows.

1. Reason for the amendments:

(1) The maximum number of directors shall be increased in order to strengthen management.
(2) Pursuant to "Amendments to the Commercial Code and the Law for Special Provisions for the Commercial Code Concerning Audits, Etc. of Kabushiki-kaisha" (Law No. 149 of 2001) which came into force on May 1, 2002 in Japan, a new provision in respect of exemption of liability for a director shall be added under which liability for a director. Against the company shall be limited to a certain extent, so as to enable a director to sufficiently fulfill his/her role as expected (Article 20.2 of the proposal of Amendment). Accordingly, unanimous approval of the Board of Statutory Auditors of the Company has been obtained in respect of establishment of the below provision.


(3) In preparation for the case where the Company has a vacancy in the number of its statutory auditors provided by laws or regulations, new provisions in respect of election of a substitute statutory auditor (Article 27 of the Proposal of Amendment) shall be added under which the Company may elect such substitute statutory auditor in advance.

(4) With the addition of Article 27 of the Proposal of Amendment, numbering for subsequent articles shall be increased by one.

2. Contents of amendments:
Contents of amendments are as follows:

(The amendments are indicated by underlines.)

            Present Articles                        Proposal of Amendment

 Article 14. (Number of Directors)        Article 14. (Number of Directors)
 The number of directors of the Company   The number of directors of the Company
  shall be between three (3) and seven     shall be between three (3) and ten (10).
  (7).
------------------------------------------------------------------------------------

             (New provision)             Article 20.2 (Exemption of Liability for
                                          Directors)
                                         1. The Company may, pursuant to the
                                          provision of Article 266 paragraph 12 of
                                          the Commercial Code of Japan, with a
                                          resolution of the Board of Directors,
                                          exempt a director (either incumbent or
                                          past) from liabilities in respect of the
                                          acts mentioned in Article 266 paragraph 1
                                          item 5 of the Commercial Code of Japan
                                          only to the extent permitted by laws or
                                          regulations.
                                         2.  The Company may, pursuant to Article
                                          266 paragraph 19 of the Commercial Code of
                                          Japan, enter into an agreement with an
                                          outside director under which liability of
                                          such director against the Company for the
                                          damages resulting from acts mentioned in
                                          Article 266 paragraph 1 item (5) shall be
                                          limited; provided, however, that the
                                          limited amount of such damages pursuant to
                                          the agreement shall be the larger of the
                                          amount not less than 10 million yen which
                                          has been determined in advance or the
                                          amount provided by laws or regulations.

------------------------------------------------------------------------------------

             (New provision)             Article 27 (Substitute Statutory Auditor)
                                         1.  The Company may, in preparation for the
                                          case where the Company has a vacancy in
                                          the number of its statutory auditors
                                          provided by laws or regulations, elect a
                                          substitute statutory auditor at a general
                                          meeting of shareholders in advance.
                                         2.  A resolution for election of a
                                          substitute statutory auditor shall be made
                                          by a majority of voting rights of the
                                          shareholders present at the meeting where
                                          the shareholders representing one third
                                          (1/3) or more of the total number of the
                                          voting rights of all shareholders are
                                          present.
                                         3.  A resolution for election of a
                                          substitute statutory auditor shall remain
                                          effective until the holding of the
                                          immediate subsequent ordinary general
                                          meeting of shareholders.
                                         4.  In case a substitute statutory auditor
                                          assumes the office of a statutory auditor,
                                          the term of office of such statutory
                                          auditor shall expire at such time as the
                                          term of office of his/her predecessor
                                          would otherwise expire.
------------------------------------------------------------------------------------

      From Article 27 to Article 31             From Article 28 to Article 32

          (Provisions omitted)                         (No amendment)
------------------------------------------------------------------------------------






Item 3:                 Election of  five directors
         Shareholders are asked to approval the election of Mr. Takamichi Miyoshi, an incumbent director, who finishes his term of office at the close of this general meeting of shareholders. In addition , shareholders are asked to approve the election of four directors to strengthen our management.
The candidates for directors are as follows:

           Name                            Resume & representation of other companies                 Number of
       Date of birth                                                                                   shares
                                                                                                        owned
Fukuzou Inoue              Apr. 1980  Joined  Nippon Telegraph and Telephone Public                   0
July 6, 1955               Corporation
                           Jul.  1999    Executive Manager, Corporate Users Business Division
                           of NTT Communication Corporation
                           Jul. 2002  Executive Manager, Public Relations Office
                           (currently holding the position)

Takamichi Miyoshi          Apr. 1993  Joined the Company                                              77
May 5, 1963                Jun. 2002  Director
                           Apr. 2004 General Manager, Strategy Planning Division
                           (currently holding the position)

Akihisa Watai              Apr. 1988   Joined The Sumitomo Bank, Limited(Currently Sumitomo Mitsui    0
                           September 30, 1965 Banking Corporation)
                           Aug. 1996 Temporarily transferred to the Company
                           Feb. 2000 Joined the Company
                           Apr. 2004 General Manager, Finance Division
                           (currently holding the position)

Yasurou Tanahashi          Apr. 1963  Joined Fuji Iron & Steel Co., Ltd.                              0
January 4, 1941            Apr. 2000  Representative Director & President of Nippon
                            Steel Information & Communication Systems Inc.
                           Apr. 2001    Representative Director & President of NS Solutions
                           Corporation
                           Apr. 2003   Chairman of NS Solutions Corporation
                           (currently holding the position)

Takashi Hiroi              Apr. 1986  Joined Nippon Telegraph and Telephone Corporation               0
February 13, 1963          Apr. 2002  Senior Manager, Department 4
                           Jul. 2002 Senior Manager, Department 1
                           (currently holding the position)

         There is no special interest between the candidates above and the Company.
         Mr. Yasurou Tanahashi and Mr. Takashi Hiroi are candidates who satisfy the conditions of the outside director provided for in Article 188, Paragraph 2,
Item 7-2 of Commercial Code.

Item 4: Election of three statutory auditors
Shareholders are asked to approve the election of three statutory auditors since all three incumbent statutory auditors finish their term of office at the close of this general meeting of shareholders. This agendum has been approved by the Board of Statutory Auditors for presentation at this general meeting of shareholders.
The candidates for the statutory auditor are as follows:

           Name                            Resume & representation of other companies                 Number of
       Date of birth                                                                                 shares owned
Hideki Matsushita          Apr. 1967  Joined The Dai-ichi Mutual Life Insurance Company              0
September 20, 1942         Jun. 1998  Statutory auditor of the Company
                           (Currently holding the position)

Masaki Okada               Apr. 1988  Admitted, Daini Tokyo Bar Association and                      0
January 9, 1959            joined Ishii Law Office
                           Apr. 1997 Partner (Currently holding the position)

Masaaki Koizumi            Oct. 1987  Joined Eiwa & Co. (Currently Azsa & Co.)                       0
October 4, 1965            Sep. 2003  Retired Azsa & Co.
                           Oct. 2003 Established Koizumi CPA Office
                           (Currently holding the position)

There is no special interest between the above candidates above and the Company. Mr. Masaki Okada and Mr. Masaaki Koizumi are candidates for the outside statutory auditors as provided for in Article 18, Paragraph 1 of "The Law for Special Provisions for the Commercial Code concerning Audits, Etc. of Kabushiki-Kaisha."

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Internet Initiative Japan Inc.




Date:  June 9, 2004              By: /s/  Koichi Suzuki
                                     -------------------------------------
                                     Koichi Suzuki
                                     President, Chief Executive Officer and
                                     Representative Director